Welcome to Rayton, where innovation meets the future. Thanks to our incredible shareholders, we've just taken delivery of a state of the art particle accelerator. We're pioneering a revolutionary approach to semiconductor production, poised to transform industries worldwide. From the phones in our hands to the self driving cars of tomorrow, Rayton's technology impacts every aspect of life.

Our breakthrough in gallium arsenide wafers means lower costs and higher performance for devices in automotive, aerospace, 5G, LED, and solar applications. With two awarded patents and a clear path forward. We're ready to scale. Our vision is backed by an exceptional team and cutting edge technology. We're making history, powering the next generation of electronics.

Join us as we revolutionize the semiconductor industry. Rayton, shaping the future of technology. Invest today.